[GRAPHIC OMITTED]
[LOGO -  IVANHOE MINES LIMITED]
WORLD TRADE CENTRE                                         TEL: 604-688-5755
Suite 654-999 Canada Place                                 FAX: 604-682-2060
Vancouver-British Columbia-Canada V6C3EI                   www.ivanhoemines.com
-------------------------------------------------------------------------------

January 31, 2007

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:   Lily Dang, Staff Accountant

RE:          IVANHOE MINES LTD.
             FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
             FILED APRIL 5, 2006
             FILE NO. 001-32403

Dear Ms. Dang:

We submit this response to your letter dated December 20, 2006 relating to the above-referenced filing. To assist in the review of this response, we will precede each response with a copy (in bold type) of the comment as stated in your letter.

In response to the Staff's comments and to the extent noted below, Ivanhoe Mines Ltd. ("Ivanhoe Mines") has amended its Annual Report on Form 40-F for the fiscal year ended December 31, 2005 (the "40-F") and the audited consolidated financial statements for the year ended December 31, 2005 (the "Financial Statements") included therein.


FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

EXHIBIT 2 - FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, PAGE 60

NOTE 2 (G) - EXPLORATION AND DEVELOPMENT, PAGE 62

WE NOTE YOUR RESPONSE TO PRIOR COMMENT 2 IN OUR LETTER DATED SEPTEMBER 28, 2006 IN WHICH YOU EXPLAIN THAT YOU EXPENSE ALL EXPLORATION COSTS AND FOLLOW INDUSTRY GUIDE 7 PRIOR TO CAPITALIZING MINING COSTS.

WE ALSO NOTE YOUR RESPONSE IN A LETTER DATED NOVEMBER 29, 2006 TO OUR VERBAL INQUIRY ON NOVEMBER 7, 2006 SEEKING CLARIFICATION ON YOUR RESPONSE FOR CAPITALIZING COSTS ASSOCIATED WITH THE CONSTRUCTION OF YOUR EXPLORATION SHAFT, WHICH APPEARS INCONSISTENT WITH YOUR STATEMENT THAT YOU EXPENSE ALL EXPLORATION COSTS.

PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS IN FURTHER DETAIL THE NATURE OF THE COSTS CAPITALIZED AND YOUR REASONS SUPPORTING RECOVERABILITY OF SUCH COSTS. WE DO NOT OBJECT TO YOUR COST CAPITALIZATION AS LONG AS YOUR DISCLOSURE DEMONSTRATES THAT YOUR COSTS ARE RECOVERABLE THROUGH SALVAGE VALUE OR VALUE BEYOND PROVEN AND PROBABLE RESERVES PURSUANT TO EITF 04-3.

Response:

We have expanded the disclosure in Note 2 (g) to include further details regarding the nature of the costs capitalized and our reasons supporting recoverability of such costs.

The note has been amended to read (see underlined text):

         "ALL DIRECT COSTS RELATED TO THE ACQUISITION OF MINERAL PROPERTY INTERESTS ARE CAPITALIZED IN THE PERIOD INCURRED.

         GENERALLY, EXPLORATION COSTS ARE CHARGED TO OPERATIONS IN THE PERIOD INCURRED UNTIL SUCH TIME AS IT HAS BEEN DETERMINED THAT A PROPERTY HAS ECONOMICALLY RECOVERABLE RESERVES, IN WHICH CASE SUBSEQUENT EXPLORATION COSTS AND THE COSTS INCURRED TO DEVELOP A PROPERTY ARE CAPITALIZED. EXPLORATION COSTS INCLUDE VALUE-ADDED TAXES INCURRED IN FOREIGN JURISDICTIONS WHEN RECOVERABILITY OF THOSE TAXES IS UNCERTAIN.

         IN 2005, CERTAIN COSTS INCURRED CONSTRUCTING SURFACE ASSETS FOR AN EXPLORATION SHAFT WERE CAPITALIZED (NOTE 9). THESE SURFACE ASSETS INCLUDED THE SHAFT HEAD FRAME, CONTROL ROOM, HOISTING EQUIPMENT AND ANCILLARY FACILITIES. THE COMPANY DETERMINED THAT THESE COSTS MET THE DEFINITION OF AN ASSET AND THAT THEY WERE RECOVERABLE THROUGH SALVAGE VALUE OR TRANSFER OF THE ASSETS TO OTHER LOCATIONS. THESE COSTS WERE TESTED FOR IMPAIRMENT USING ESTIMATED FUTURE CASH FLOWS BASED ON RESERVES AND RESOURCES BEYOND PROVEN AND PROBABLE RESERVES, IN ACCORDANCE WITH ACCOUNTING POLICY NOTE 2(H) FOR PROPERTY, PLANT AND EQUIPMENT."

NOTE 4 - INVESTMENT IN JOINT VENTURE, PAGE 72
---------------------------------------------

WE NOTE YOUR RESPONSE TO PRIOR COMMENT 4 IN OUR LETTER DATED 9/28/06 IN WHICH YOU EXPLAIN THAT YOU DISCLOSED IN A FORM 6-K THAT YOU FULLY ACCRUED FOR THE POTENTIAL COMMERCIAL TAX LIABILITY. SINCE YOU WILL BE AMENDING YOUR FORM 40-F FOR OTHER MATTERS, PLEASE EXPAND YOUR DISCLOSURE TO INDICATE THAT YOU FULLY ACCRUED FOR THE POTENTIAL TAX LOSS.

Response:

We have expanded our disclosure in Note 4 to indicate that we fully accrued for the potential tax loss.

The note has been amended to read (see underlined text):

         "THIRDLY, IN THE THIRD QUARTER OF 2005, THE COMPANY REPORTED ITS DIFFERENCE OF OPINION WITH CERTAIN MYANMAR TAX AUTHORITIES ON A COMMERCIAL TAX ISSUE INVOLVING THE IMPOSITION OF AN 8% COMMERCIAL TAX ON ALL EXPORT SALES OF JVCO. IN THE FOURTH QUARTER OF 2005, IVANHOE MINES WAS UNABLE TO SATISFACTORILY RESOLVE THIS ISSUE. THE COMPANY'S

         MANAGEMENT BELIEVES THAT THE TAX PROVISIONS IN THE S&K MINE JOINT VENTURE AGREEMENT CLEARLY EXEMPT THE MINE'S COPPER EXPORTS FROM ALL TAX OF A COMMERCIAL NATURE. THE IMPOSITION OF SUCH A COMMERCIAL TAX, EQUIVALENT TO AN ADDITIONAL 8% ROYALTY, WOULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON FUTURE CASH FLOWS AND ANY FUTURE DEVELOPMENT PLANS FOR THE S&K MINE. THE COMMERCIAL TAX IS BEING CLAIMED RETROACTIVELY TO JANUARY 1, 2003, ON ALL EXPORT COPPER SALES. IF THE MYANMAR GOVERNMENT'S POSITION ON THIS ISSUE PREVAILS, THE JOINT VENTURE'S ESTIMATED COMMERCIAL TAX LIABILITY AT DECEMBER 31, 2005 WOULD TOTAL APPROXIMATELY $22.4 MILLION (NET $11.2 MILLION TO THE COMPANY). THE COMPANY IS SEEKING A WRITTEN LEGAL OPINION FROM THE ATTORNEY GENERAL OF MYANMAR ON THE APPLICABILITY OF THIS TAX AND THE COMPANY HAS RECEIVED CERTAIN ASSURANCES THAT THE RULING MAY BE FAVORABLE. AT
         DECEMBER 31, 2005, THE COMPANY HAS ACCRUED THE $11.2 MILLION COMMERCIAL TAX LIABILITY AS PART OF THE"OTHER LIABILITIES" BALANCE (SEE THE "SHARE OF NET ASSETS" TABLE)."

ENGINEERING COMMENTS
--------------------

DESCRIPTION OF THE BUSINESS, PAGE 24
------------------------------------

GENERAL
-------

WE NOTE YOUR RESPONSE TO PRIOR COMMENT 9, CONCERNING THE REQUIREMENT TO FILE CONSENTS FROM ENGINEERS IDENTIFIED AS HAVING PREPARED RESERVE INFORMATION DISCLOSED IN YOUR FILING, INDICATING YOU BELIEVE YOU HAVE SATISFIED THE REQUIREMENT BY FILING CONSENTS FROM THE FIRMS EMPLOYING THOSE INDIVIDUALS. WE ARE UNABLE TO CONCUR WITH YOUR REASONING; THE CONSENT REQUIREMENT IN GENERAL INSTRUCTION D (9) OF FORM 40-F CORRELATES WITH THE DISCLOSURE.

IF YOU ARE UNABLE TO OBTAIN CONSENTS FORM THE INDIVIDUALS IDENTIFIED, YOU SHOULD REMOVE THEIR NAMES FROM THE FILING AND INCLUDE AN EXPLANATORY PARAGRAPH AT THE FOREPART OF THE AMENDMENT DETAILING THE REASONS FOR THE REVISIONS.

Response:

With one exception, we have obtained the consents from the engineers identified as having prepared reserve and resource information disclosed in the filing. These consents have now been included as Exhibits 23.7 to 23.10.

One of the engineers who assisted in the preparation of resource estimates on part of our Oyu Tolgoi property, Dr. Stephen Juras, formerly of AMEC, has indicated to us that he is now the employee of a new employer and that it is the policy of that new employer not to permit him, as its employee, to deliver regulatory consents in respect of resource estimates and reports that he may have participated in at a predecessor firm. As you know, there is, under Rule 437 of Regulation C an ability to apply to have the consent requirement waived for impracticality or undue hardship. We believe that we meet this standard in this case. While we will agree to pursue the formal application contemplated by the Rule in this circumstance if you indicate that such a procedure is required, we request that, in this circumstance, the requirement for the formal procedure outlined in Rule 437 be waived. We base this request on the fact that
(1) we have been unable to obtain the written consent after reasonable efforts;
(2) the individual consent is merely additive to a corporate level consent that was timely filed (the AMEC consent was included with the original filing of the Form 40-F); and (3) the individual has already consented to the disclosure of the applicable technical reports and excerpts thereof (which necessarily includes referencing his name as an author thereunder) in public filings and has given consent to the reference to and use of his name on predecessor reports for the Oyu Tolgoi property. In this regard we note that, before joining his new employer Dr. Juras gave consents to Canadian regulators in respect of the filing in Canada of each technical report that is attributed to him in this filing on Form 40-F. Copies of these consents are annexed hereto. In addition, Dr. Juras provided a consent in Ivanhoe's filing on Form 40-F for the immediately preceding fiscal year in respect of technical reports on our Oyu Tolgoi property which were updated in the reports referenced in the current filing.

In our Form 40-F relating to our 2006 fiscal year, we agree that we will secure and timely file all required individual and corporate level consents.

FINANCIAL STATEMENTS
--------------------

GENERAL
-------

WE NOTE THAT ALTHOUGH YOU STATE THAT YOUR FINANCIAL STATEMENTS WERE PREPARED IN ACCORDANCE WITH U.S. GAAP, YOU REPORT MINERAL RESERVES AND RESOURCES BASED ON THE DEFINITIONS SET FORTH IN CANADIAN NI 43-101, RATHER THAN U.S. INDUSTRY GUIDE 7. GIVEN THAT VARIOUS ACCOUNTING PRACTICES UNDER U.S. GAAP MUST BE BASED ON RESERVE QUANTITIES DETERMINED IN ACCORDANCE WITH INDUSTRY GUIDE 7, YOU WILL NEED TO DISCLOSE RESERVES BASED ON THIS GUIDANCE OR INCLUDE DISCLOSURE
CLARIFYING THERE ARE NONE. PLEASE UNDERSTAND THAT DOCUMENTATION UNDERLYING MINERAL RESERVES DETERMINED IN ACCORDANCE WITH INDUSTRY GUIDE 7 GENERALLY INCLUDE THE FOLLOWING:

-  A "FINAL" OR "BANKABLE" FEASIBILITY STUDY.
- UTILIZATION OF THE HISTORIC THREE YEAR AVERAGE PRICE FOR THE COMMODITY THAT YOU EXPECT TO MINE IN DETERMINING ECONOMIC VIABILITY.
-  PRIMARY   ENVIRONMENTAL   ANALYSIS  HAS  BEEN   SUBMITTED  TO   GOVERNMENTAL
   AUTHORITIES.

BASED ON THE INFORMATION YOU PROVIDED DURING THIS REVIEW, WE DO NOT SEE SUPPORT FOR RESERVE CHARACTERIZATION FOR U.S. REPORTING PURPOSES. IF YOU ARE ABLE TO REPORT RESERVE ESTIMATES ACCORDING TO INDUSTRY GUIDE 7 DEFINITIONS IN THE FUTURE, PROVIDE A COMPARATIVE TABLE AND RECONCILIATION, WITH A NARRATIVE EXPLAINING ANY DIFFERENCES BETWEEN THE ESTIMATES USING THE SEC DEFINITIONS AND THE NATIONAL INSTRUMENT 43-101 DEFINITIONS. PLEASE REVISE AND AMEND YOUR FILING ACCORDINGLY. IT SHOULD BE CLEAR YOU ARE UNABLE TO REPORT RESERVES UNDER INDUSTRY GUIDE 7.

Response:

We submit the attached letter from our engineers, GRD Minproc Limited, who completed the report titled Southern Oyu Open Pit Technical Report (Pit Technical Report) in January 2006.

This letter details our reasoning for reserve characterization under SEC Industry Guide 7 for the Southern Oyu Mineral Reserves as of January 2006.

OTHER ITEMS
-----------

In our October 18, 2006 response to the Staff's initial September 28, 2006 letter we responded that we would address the below comments in future filings. Therefore we have addressed these items in this filing.

EXHIBIT 2 - FINANCIAL STATEMENTS
--------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 59
----------------------------------------------

PLEASE REVISE YOUR CONSOLIDATED STATEMENTS OF CASH FLOWS TO BEGIN YOUR RECONCILIATION OF CASH USED IN OPERATING ACTIVITIES WITH YOUR NET LOSS RATHER THAN YOUR NET LOSS FROM CONTINUING OPERATIONS, TO COMPLY WITH PARAGRAPH 28 OF SFAS 95.

Response:

We have amended the consolidated statement of cash flows to begin our reconciliation of cash used in operating activities with net loss rather than net loss from continuing operations.

NOTE 2(K) - REVENUE RECOGNITION, PAGE 64
----------------------------------------

WE NOTE YOU DISCLOSE THAT YOUR REVENUE FROM COPPER CATHODE INCLUDES PROVISIONAL PRICING ARRANGEMENTS ACCOUNTED FOR AS EMBEDDED DERIVATIVE INSTRUMENTS UNDER SFAS 133. PLEASE EXPAND YOUR DISCLOSURE TO PROVIDE FURTHER DETAIL AS TO THE NATURE OF THE PRICING ARRANGEMENTS AND YOUR ACCOUNTING FOR THE ARRANGEMENTS AS EMBEDDED DERIVATIVES.

Response:

We have expanded our disclosure in Note 2(k) to provide further detail as to the nature of the pricing arrangements and our accounting for the arrangements as embedded derivatives.

The note has been amended to read (see underlined text)::

         "REVENUE AT JVCO (NOTE 4) FROM THE SALE OF COPPER IS RECOGNIZED, NET OF RELATED ROYALTIES AND SALES COMMISSIONS, WHEN: (I) PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTS; (II) THE RISKS AND REWARDS OF OWNERSHIP PASS TO THE PURCHASER INCLUDING DELIVERY OF THE PRODUCT;
         (III) THE SELLING PRICE IS FIXED OR DETERMINABLE; AND (IV) COLLECTIBILITY IS REASONABLY ASSURED.

         JVCO SELLS ITS COPPER CATHODE WITH PRICING BASED ON THE AVERAGED LONDON METAL EXCHANGE GRADE - A COPPER CASH SETTLEMENT PRICE DURING THE SECOND CALENDAR MONTH FOLLOWING THE CONTRACTUAL MONTH OF SHIPMENT. REVENUES ARE RECORDED UNDER THESE CONTRACTS AT THE TIME TITLE PASSES TO THE BUYER BASED ON THE FORWARD PRICE FOR THE EXPECTED SETTLEMENT PERIOD. THESE CONTRACTS PROVIDE FOR A PROVISIONAL PAYMENT BASED UPON PROVISIONAL ASSAYS AND THE PREVIOUS MONTH'S AVERAGE QUOTED COPPER PRICE. JVCO'S PROVISIONALLY PRICED SALES CONTAIN AN EMBEDDED DERIVATIVE THAT, BECAUSE IT IS CLOSELY RELATED TO THE COMMODITY SALE, IS NOT REQUIRED TO BE ACCOUNTED FOR SEPARATELY FROM THE HOST CONTRACT. AT DECEMBER 31, 2005 AND 2004, JVCO HAD ACCRUED $319,932 AND $96,146, RESPECTIVELY, IN ACCOUNTS RECEIVABLE AND REVENUE IN RELATION TO THE EMBEDDED DERIVATIVE."

EXHIBIT 23.1 - CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
----------------------------------------------------------------------

WE NOTE THAT YOUR AUDITORS REFER ONLY TO YOUR FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 IN THE CURRENT CONSENT. THE REQUIREMENTS OF GENERAL INSTRUCTION D.9 TO FORM 40-F WOULD ORDINARILY REQUIRE THAT YOU OBTAIN A CONSENT REFERENCING ALL PERIODS OF YOUR FINANCIAL STATEMENT COVERED BY THE AUDIT.

Response:

We have filed as Exhibit 23.1 an amended consent from our auditors that references all periods of our financial statements covered by the audit.

ENGINEERING COMMENTS
--------------------

GLOSSARY OF GEOLOGIC AND MINING TERMS, PAGE 7
---------------------------------------------

AS YOU HAVE UTILIZED THE TERMS PRELIMINARY ASSESSMENT, PRELIMINARY AND PRE-FEASIBILITY, AND FEASIBILITY STUDY IN YOUR FILING, IT WOULD BE HELPFUL TO HAVE THESE DEFINED IN YOUR GLOSSARY.

Response:

We have amended our 40-F to include on page 1 the definitions of preliminary assessment, preliminary and pre-feasibility, and feasibility study.

SOUTHERN OYU RESOURCES, PAGE 35
-------------------------------

THE DISCLOSURE THAT YOU PROVIDE IN FOOTNOTE 3 ON PAGE 36 INDICATES THAT IN CALCULATING THE COPPER EQUIVALENT (CU-EQ.) METRICS YOU ASSUMED METAL PROCESS OF U.S. $1.15/LB. FOR COPPER AND U.S. $450/OZ FOR GOLD, USING THE EQUATION %CU-EQ. = %CU + AU (G/T) X (11.25/17.64). HOWEVER, THIS FORMULA APPEARS TO YIELD PRICES OF U.S. $0.80 FOR COPPER AND U.S. $350 FOR GOLD, RATHER THAN THE AMOUNTS STATED IN THE FILING.

PLEASE CONFIRM THAT THIS COPPER EQUIVALENT ESTIMATE WAS PREPARED WITH THE LATTER PARAMETERS, I.E. USING A U.S. $0.80 COPPER PRICE AND U.S. $350 GOLD PRICE, AS WOULD BE CONSISTENT WITH YOUR PAST REPORTING PRACTICES; AND THAT THE OTHER PRICES, I.E. U.S. $1.15/LB. FOR COPPER AND U.S. $450/OZ FOR GOLD, WERE USED AS THE REVENUE INPUT FOR THE FLOATING CONE ALGORITHM THAT DESIGNATED MATERIAL WITHIN THE FLOATING CONE, IF TRUE.

Response:

We have amended our 40-F to include on page 1 the correct copper equivalent estimate parameters, i.e. US$0.80 copper price and US$350 gold price.

FINANCIAL STATEMENTS
--------------------

GENERAL
-------

THE WORDS "DEVELOPMENT" AND "PRODUCTION" HAVE VERY SPECIFIC MEANINGS UNDER INDUSTRY GUIDE 7(A) (4). THE TERM "DEVELOPMENT STAGE" WOULD APPLY WHEN ENGAGED IN PREPARING RESERVES FOR PRODUCTION, WHEREAS "PRODUCTION STAGE" WOULD BE APPROPRIATE FOR COMPANIES ENGAGED IN COMMERCIAL-SCALE, PROFIT-ORIENTED EXTRACTION OF MINERALS. IF YOU ARE UNABLE TO DISCLOSE "RESERVES" AS DEFINED BY GUIDE 7, PLEASE REMOVE THE TERMS "DEVELOP," "DEVELOPMENT" AND "PRODUCTION" THROUGHOUT YOUR FINANCIAL STATEMENTS, AND REPLACE THIS TERMINOLOGY, AS NEEDED, WITH THE TERMS "EXPLORE" OR "EXPLORATION." IF THE TERMINOLOGY UTILIZED IN YOUR ANNUAL INFORMATION FORM IS NOT CONSISTENT WITH THIS GUIDANCE, PLEASE INCLUDE DISCLOSURE ADDRESSING THESE DIFFERENCES. PLEASE REFER TO INSTRUCTION 1 TO PARAGRAPH (A) OF INDUSTRY GUIDE 7, LOCATED ON OUR WEBSITE AT THE FOLLOWING
ADDRESS: WWW.SEC.GOV/DIVISIONS/CORPFIN/FORMS/INDUSTRY.HTM#SECGUIDE7

Response:

We have amended page 1 of the 40-F to include the following cautionary note to U.S. investors.

         "CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES:

         THIS DOCUMENT, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF SECURITIES LAWS IN EFFECT IN CANADA, WHICH DIFFER FROM THE REQUIREMENTS OF UNITED STATES SECURITIES LAWS. WITHOUT LIMITING THE FOREGOING, THIS DOCUMENT, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, USES THE TERMS "MEASURED", "INDICATED" AND "INFERRED" RESOURCES. UNITED STATES INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER UNITED STATES STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A "RESERVE" UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. UNITED STATES INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MEASURED OR INDICATED RESOURCES WILL EVER BE CONVERTED INTO RESERVES. FURTHER, "INFERRED RESOURCES" HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND AS TO WHETHER THEY CAN BE MINED LEGALLY OR ECONOMICALLY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF THE "INFERRED RESOURCES" WILL EVER BE UPGRADED TO A HIGHER CATEGORY. THEREFORE, UNITED STATES INVESTORS ARE ALSO CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF THE INFERRED RESOURCES EXIST, OR THAT THEY CAN BE MINED LEGALLY OR ECONOMICALLY. DISCLOSURE OF "CONTAINED OUNCES" IS PERMITTED DISCLOSURE UNDER CANADIAN REGULATIONS; HOWEVER, THE SEC ONLY PERMITS ISSUERS TO REPORT "RESOURCES" AS IN PLACE TONNAGE AND GRADE WITHOUT REFERENCE TO UNIT MEASURES. ACCORDINGLY, INFORMATION CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES CONTAINED IN THIS DOCUMENT, OR IN THE DOCUMENTS INCORPORATED BY REFERENCE, MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY UNITED STATES COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE SEC. NATIONAL INSTRUMENT 43-101 STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS ("NI 43-101") IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL

         INFORMATION CONCERNING MINERAL PROJECTS. UNLESS OTHERWISE INDICATED, ALL RESERVE AND RESOURCE ESTIMATES CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS DOCUMENT HAVE BEEN PREPARED IN ACCORDANCE WITH NI 43-101. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE SEC, AND RESERVE AND RESOURCE INFORMATION CONTAINED HEREIN AND INCORPORATED BY REFERENCE HEREIN MAY NOT BE COMPARABLE TO SIMILAR
         INFORMATION DISCLOSED BY U.S. COMPANIES. NI 43-101 PERMITS A HISTORICAL ESTIMATE MADE PRIOR TO THE ADOPTION OF NI 43-101 THAT DOES NOT COMPLY WITH NI 43-101 TO BE DISCLOSED USING THE HISTORICAL TERMINOLOGY IF THE DISCLOSURE: (A) IDENTIFIES THE SOURCE AND DATE OF THE HISTORICAL ESTIMATE; (B) COMMENTS ON THE RELEVANCE AND RELIABILITY OF THE HISTORICAL ESTIMATE; (C) STATES WHETHER THE HISTORICAL ESTIMATE USES CATEGORIES OTHER THAN THOSE PRESCRIBED BY NI 43-101; AND (D) INCLUDES ANY MORE RECENT ESTIMATES OR DATA AVAILABLE."

CLOSING COMMENTS

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Annual Report on Form 40-F. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 40-F. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this supplemental response. Please direct all questions or comments regarding this filing to the undersigned at 604-331-9875.

Yours very truly,

Ivanhoe Mines Ltd.


By: /s/ Tony Giardini
    ---------------------
Name:   Tony Giardini
Title:  Chief Financial Officer


cc:     Karl Hiller, Securities and Exchange Commission
        Audit Committee of Ivanhoe Mines Ltd.
        John Macken, President and CEO, Ivanhoe Mines Ltd.
        Gregg Orr, Deloitte & Touche LLP
        Andrew J. Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP Paul Goldman, Goodmans Barristers and Solicitors

                                                                     APPENDIX A
                                                                     ----------


                                                         [GRAPHIC OMITTED]
                                                    [LOGO - GRD MINPROC LIMITED]



17 January 2007


Jess Harding
Ivanhoe Mines Ltd
World Trade Centre
Suite 654 - 999 Canada Place
Vancouver, BC
Canada V6C 3E1
                                                        E-mail: jessh@ivancorp


Dear Jess

DRAFT SOUTHERN OYU OPEN PIT RESERVE - US INDUSTRY GUIDE 7


GRD Minproc Limited (GRD Minproc) completed the report titled Southern Oyu Open Pit Technical Report (Pit Technical Report) in January 2006 for Ivanhoe Mines Mongolia Inc XXK (IMMI).

After consideration of guidelines and other information regarding the declaration of Reserves for the United States Securities and Exchange Commission (US SEC) reporting, it is considered that the Pit Technical Report is suitable for declaring a Reserve as defined in US Industry Guide 7.

Competent Persons and their responsibilities for the Reserve are:

   o Bernard Peters, B. Eng. (Mining), Aus.I.M.M. 201743, employed by GRD Minproc Limited as Principal Mining Engineer, was responsible for preparation of the report.


   o Steven Blower, P. Geo., an employee of AMEC, was responsible for preparation of Sections 7 to 14 and Section 17.1 on Geology and Mineral Resources.


   o    Allan Haines,  BSc., C. Eng., Eur. Ing.,  MIMMM, an employee of Steffen
        Robertson   Kirsten   (Australasia)   Pty  Ltd.,  was  responsible  for
        preparation of the subsection on Open Pit Mine Geotechnical.


   o Dean David B AppSc (Metallurgy), Aus.I.M.M.102351, employed by GRD Minproc Limited as Process Consultant, was responsible for preparation of the section on processing.

Consents from the Competent Persons are provided separately.

                                      -2-                    Ivanhoe Mines Ltd.


The Reserve estimate is shown in Table 1. The key parameters in determining the Reserve are:

   o    Metal prices of $400/oz Au and $1.00 /lb Cu

   o Block value NSR cut-off grades of $3.54/t for Southwest and $3.39/t for Central

                      TABLE 1 SOUTHERN OYU RESERVE JANUARY 2006

---------------------------------------------------------------------------------------
CLASS               ORE        NSR $/T    CU %      AU G/T    RECOVERED    RECOVERED
              METRIC TONNES                                    CU MLB       AU KOZ
---------------------------------------------------------------------------------------
PROVEN         127 000 000      15.91     0.58      0.93        1,451        2,833
PROBABLE       803 000 000      7.96      0.48      0.27        7,431        4,768
---------------------------------------------------------------------------------------
TOTAL          930 000 000      9.05      0.50      0.36        8,882        7,601
---------------------------------------------------------------------------------------

The United States Securities and Exchange Commission (US SEC) in a letter to Ivanhoe Mines Ltd (Ivanhoe) raised three issues relating to the reserve characterisation for US reporting purposes. (Fax 20 December 2006 Re: Comments on your Form 40-F page 4) The US SEC letter states:

PLEASE UNDERSTAND THAT DOCUMENTATION UNDERLYING MINERAL RESERVES DETERMINED IN ACCORDANCE WITH INDUSTRY GUIDE 7 GENERALLY INCLUDES THE FOLLOWING:

   o    A "FINAL" OR "BANKABLE" FEASIBILITY STUDY.
   o UTILISATION OF THE HISTORIC THREE YEAR AVERAGE PRICE FOR THE COMMODITY THAT YOU EXPECT TO MINE IN DETERMINING ECONOMIC VIABILITY.
   o    PRIMARY  ENVIRONMENTAL   ANALYSIS  HAS  BEEN  SUBMITTED  TO  GOVERNMENT
        AUTHORITIES.

On 10 January 2007, Bernard Peters (GRD Minproc, Competent Person see above) in a telephone discussion with George K Schuler (Mining Engineer, US SEC) explained the reasoning for considering that the Pit Technical Report meets the requirements for Reserve reporting. George K Schuler advised in the discussion that if a letter addressing the issues were provided to the US SEC describing the reasoning then the Reserve could be accepted. The following addresses the issues:

1   BANKABLE STUDY

According to the published literature by the Society of Mining, Metallurgy and Exploration Inc (SME) the USSEC does not define a "bankable" feasibility study. SME recommends that check lists of US mining consultants are referred to as a guide. One US consultant Pincock Allen and Holt defines a bankable study as:

"OFTEN THE TERM "BANKABLE" PRECEDES THE TERM FEASIBILITY STUDY. ADDING THIS TERM SIMPLY MEANS THAT THE LEVEL OF EFFORT THAT HAS BEEN INCORPORATED INTO THE STUDY IS SUFFICIENT FOR OUTSIDE FINANCING, PROVIDED THE PROJECT IS FEASIBLE." PINCOCK, ALLEN AND HOLT, PINCOCK PERSPECTIVES, ISSUE NO 57 - AUGUST 2004.

The Pit Technical Report meets this criterion, as it was intended to be used by Ivanhoe for financing purposes. Subsequent to 30 March 2006 IMMI provided the Pit Technical Report to a significant international financial institution which undertook a due diligence of the Reserve with its own technical consultants. The technical consultant was an independent, reputable and experienced mining consultant. The technical consultant performed as part of the due diligence an audit of the Pit Technical Report including a site visit. The technical consultant found the Pit Technical Report to be acceptable and subsequently the financial institution entered negotiations with IMMI for financing the Oyu Tolgoi Project. For reasons of commercial confidentiality Ivanhoe does not wish the name the financial institution and its technical consultant. The Pit Technical Report has in fact been shown to be sufficient for financing and it is submitted that it meets the criteria for being bankable.

                                      -3-                    Ivanhoe Mines Ltd.


The level of accuracy of the Pit Technical Report is not specifically stated in the document. It is considered that the overall accuracy is +/- 15%.


2   TEST PRICE FOR COMMODITIES

For the Reserve estimation in the Pit Technical Report the metal prices used are US$1.00/lb Cu and US$400/ oz Au. Based on published metal prices the three year averages to end 2005 are copper US$1.26/lb Cu and for gold it is US$406/oz Au. The 2005 SME Guide Section 53 describes how the Test Price for commodities should be applied.

"IF A MINERAL RESERVE IS REPORTED USING A PRICE LOWER THAN THE TEST PRICE, THE FORWARD-LOOKING DISCOUNTED CASH FLOW MUST BE POSITIVE, AND THE RESERVE SENSITIVITY TEST (BASED ON AN UNDISCOUNTED CASH FLOW) NEED NOT BE PERFORMED.

WHEN APPLICABLE, A STATEMENT SHOULD BE MADE THAT A RESERVES SENSITIVITY TEST WAS COMPLETED, OR THAT SUCH A TEST WAS NOT APPLICABLE."

As the metal prices assumed in the Pit Technical Report are lower than the three year averages the test is not applicable.


3   PRIMARY ENVIRONMENTAL ANALYSIS SUBMISSION

The 2005 SME Guide Section 54 describes how the permitting and legal requirements of US Industry Guideline 7 should be applied. It indicates that

"TO DEMONSTRATE REASONABLE EXPECTATION THAT ALL PERMITS, ANCILLARY RIGHTS AND AUTHORIZATIONS CAN BE OBTAINED, THE REPORTING ENTITY MUST SHOW UNDERSTANDING OF THE PROCEDURES TO BE FOLLOWED TO OBTAIN SUCH PERMITS, ANCILLARY RIGHTS AND AUTHORIZATIONS. DEMONSTRATING EARLIER SUCCESS IN GETTING THE NECESSARY PERMITS CAN BE USED TO DOCUMENT THE LIKELIHOOD OF SUCCESS."

Section 17.2.4.3 Health, Safety and Environment of the Pit Technical Report states:

A DETAILED, THREE-STAGE ENVIRONMENTAL IMPACT ASSESSMENT (EIA) IS UNDERWAY TO MEET MONGOLIAN LEGISLATION FOR THE PROJECT. THE FIRST EIA DOCUMENT, FOR THE TRANSPORT CORRIDOR SOUTH OF OYU TOLGOI TO THE CHINESE BORDER, WAS SUBMITTED IN APRIL 2004 AND APPROVED IN MAY 2004. THE SECOND, COVERING THE WATER SUPPLY SYSTEM, WAS SUBMITTED IN JUNE 2005. THE FINAL SUBMISSION, INCORPORATING THE RESULTS OF THE IDP, IS IN PREPARATION AND IS PLANNED TO BE SUBMITTED IN JANUARY 2006.

I am advised that IMMI was granted the water permit in September 2005 and made the third document was first submitted in January 2006 after review by the Mongolian government the submission was amended in May 2006. Based on the understanding of the procedures and the history of permitting it is considered reasonable to assume that the final environmental permitting will be granted without resulting in a change to the Reserve.


Yours Sincerely


/s/ B F Peters
---------------------
Bernard Peters
Principal Mining Engineer
GRD Minproc

                                                                     APPENDIX B
                                                                     ----------

                                                              [GRAPHIC OMITTED]
                                                             [AMEC COMPANY LOGO]



                           Stephen J. Juras, P. Geo
                             AMEC Americas Limited
                        111 Dunsmuir Street, Suite 400
                                 Vancouver, BC
                           Telephone: (604) 664-4349
                              Fax: (604) 664-3057
                         Email: stephen.juras@amec.com

                               CONSENT of AUTHOR


TO:     British Columbia Securities Commission
        Alberta Securities Commission
        Saskatchewan Securities Commission
        Manitoba Securities Commission
        Ontario Securities Commission
        Commission des valeurs mobilieres du Quebec
        Nunavut Legal Registry
        Officer of the Adminstrator, New Brunswick
        Nova Scotia Securities Commission
        Registrar of Securities, Prince Edward Island
        Securities Commission of Newfoundland
        Registrar of Securities, Government of the Yukon Territories Securities Registry, Government of the Northwest Territories

AND TO:      Ivanhoe Mines Limited

I, Stephen J. Juras, P.Geo., do hereby consent to the filing of the technical report prepared for Ivanhoe Mines Limited titled TECHNICAL REPORT -- HUGO DUMMETT AND SOUTHERN OYU DEPOSITS, OYU TOLGOI, MONGOLIA (EFFECTIVE DATE OF 3 MAY
2005), (the "Technical Report") with the securities regulatory authorities referred to above.

I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Ivanhoe Mines Limited on its company website or otherwise, and (c) to all other uses by Ivanhoe Mines Limited of the Technical Report or excerpts thereof in connection with its business.

Dated this 25th day of May 2005.



/s/ Stephen J. Juras, Ph.D.
----------------------------
Stephen J. Juras, Ph.D.




AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel   (604) 664-4315
Fax   (604) 664-3057
www.amec.com

                                                              [GRAPHIC OMITTED]
                                                             [AMEC COMPANY LOGO]


                          CONSENT OF QUALIFIED PERSON
                          ---------------------------


TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Stephen Juras, Ph.D., P. Geo., do hereby consent to the filing of the technical report prepared for Ivanhoe Mines Limited and dated May 06, 2004 in respect of the Hugo deposit, Oyu Tolgoi project, Mongolia, and to the news release dated May 06, 2004 and material change report dated May 06, 2004, which are based on and are consistent with the information contained within the technical report.

I have read the written disclosure that was filed and do not have any reason to believe that there are any misrepresentations in the information that formed the basis for the technical report or that the written disclosure contained any misrepresentations of the information contained in the technical report.

DATED at this 3rd day of June 2004.


                                                    /s/ Stephen J. Juras
                                                ----------------------------
                                                   Stephen J. Juras, Ph.D





AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel   (604) 664-3471
Fax   (604) 664-3057
www.amec.com